

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2020

Franz-Werner Haas
Chief Executive Officer
CureVac B.V.
Friedrich-Miescher-Strasse 15, 72076
Tubingen
Germany

      Re: CureVac B.V.
         Amendment No. 2 to Draft Registration Statement on Form F-1
         Submitted July 21, 2020
         CIK No. 0001809122

Dear Mr. Haas:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Liquidity and Capital Resources, page 106

1.   We note your discussion of a new loan agreement with the European Investment Bank for €75 million for the development and large-scale production of vaccines. Please update the body of your document to include additional disclosure regarding the basic terms of the loan agreement including tranches (if any), restrictive covenants on the conduct of your business (if any), the interest rate and maturity of loans granted pursuant to the agreement and termination provisions. Please also file the loan agreement as an exhibit to your registration statement. Alternatively, please explain why this disclosure and the filing of the loan agreement are not required.

Notes to the Consolidated Financial Statements
3.1 Revenue from contract with customers, page F-35

2.	Refer to your response to comment 7 and your additional disclosure. Please tell us why you believe recognizing revenue from research and development services at a point-in-time is consistent with paragraphs 32-38 of IFRS 15.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

				Sincerely,

				Division of Corporation Finance
				Office of Life Sciences

cc:	Richard D. Truesdell, Jr.